Exhibit 4.4 - Service Agreement of G C Cozzani

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) between Vesuvius Crucible Company, a Delaware Corporation (the “Company”) with offices at 103 Foulk Road, Suite 202, Wilmington, Delaware 19803, USA and Gian Carlo Cozzani (the “Employee”) is hereby entered into as of 23 February 2004.

WHEREAS the Company desires to continue to employ the Employee to provide services to the Company;

WHEREAS the Employee desires to continue to be employed by the Company and to render such services to the Company on the terms and conditions specified herein;

WHEREAS the Company (and any of the Company’s affiliates and subsidiaries) and the Employee desire to set aside the existing Employment Agreement between them dated March 13, 1997 and as amended by the letter agreement between them dated July 22, 1999, and to enter into this Agreement in its place;

NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed as follows:

Section 1. Employment and Duties.

(a)	The Company agrees to employ the Employee and the Employee accepts employment with the Company, on the terms and subject to the conditions hereinafter set forth. Subject to the terms and conditions contained herein, the Employee shall serve as Director of the Company and, in such capacity, shall report directly to the Board of Directors of the Company and shall have such duties as are commensurate with the Employee’s position as Director of the Company and as may be assigned to the Employee from time to time by the Board of Directors, including duties for subsidiaries, if any, of the Company and of Cookson Group plc. The Employee may be elected or appointed a Director of subsidiaries of the Company and of Cookson Group plc during the term of this Agreement.

(b)	The Employee has, since 5 May 1997, been seconded to work for Vesuvius Group S.A. in Belgium under the terms of an Arbeidsovereenkomst voor Bedienden dated May 5, 1997 (the “Belgian Service Agreement”). The secondment is continuing.

(c)	The Employee’s duties include those set out in an Amended and Restated Deferred Compensation Agreement dated December 2, 1996.

(d)

Save for his activities in relation to Cookson Group plc and Vesuvius Group S.A., during the term of this Agreement, the Employee shall not be engaged in any other business activity, whether or not such activity shall be engaged in for pecuniary gain, without the prior written approval of the Board of Directors, which consent shall not be unreasonably withheld. If such consent is given, the Employee shall be obliged to disclose to the Company any compensation paid to him on account of such activity. The foregoing limitation shall not be construed as prohibiting the Employee from making personal investments in such form or manner as will neither require the Employee’s services in the operation or affairs of the companies or enterprises in which such investments are made nor violate the terms of Section 5. The Employee further agrees that he will not, directly or indirectly, engage or participate in any activities at any time during the term of this Agreement in conflict with the best interests of Cookson Group plc, or of the Company or Vesuvius Group S.A. and its or their subsidiaries.

Section 2. Compensation

(a)	Salary

The Employee’s base salary for all duties performed hereunder shall be the salary payable to him by Vesuvius Group S.A. under the Belgian Service Agreement only (“Base Salary”).

(b)	Incentive Compensation.

In addition to Base Salary, the Employee shall be entitled to receive such additional compensation (“Incentive Compensation”) if any, as may be from time to time agreed upon in writing by the Employee and the Company or Vesuvius Group S.A. or Cookson Group plc acting in its or their sole discretion.

Section 3. Termination; Rights on Termination.

(a)	Termination. The employment under this Agreement may be terminated by the Company in any one of the following ways:

(i)	Written Notice of Intent to Terminate.

Unless otherwise provided in this Agreement, the Employee’s employment shall terminate upon not less than the following periods of written notice given by the Company to the Employee (the “Required Notice Period”):

Date	Period of notice
on or before 30 December 2004:	24 months
on or after 31 December 2004 but before 6 October 2005:	12 months
On or after 7 October 2005:	0 months

(ii)	Termination of the Belgian Service Agreement.

In the event of the termination by Vesuvius Group S.A. or the Employee of the Belgian Service Agreement in accordance with the law of 3 July 1978 (Belgium), this Agreement shall, subject to Section 3(c) below, automatically terminate at the same time.

(b)	Effect of Termination.

In the event of termination, if the Employee holds a position of officer or director of Cookson Group plc or the Company or any subsidiary of the Company or as trustee of any pension fund or other entity associated with the Company or any subsidiary of the Company, the Employee shall be deemed to have resigned such position as officer or director or trustee as of the effective date of termination, or as of the date the Company or the Employee notifies the other that the Employee’s employment will be terminated, whichever is sooner. By entering into this Agreement, the Employee irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of effecting such resignations.

(c)	Severance payment.

(i)	Where this Agreement is terminated under Section 3(a)(i) above, other than by giving the Required Notice Period as set out above, or is automatically terminated under Section 3(a)(ii) above by action of Vesuvius Group S.A., the Company will pay the Employee liquidated damages in lieu of the Required Notice Period (as defined in Section 3(a)(i)) PROVIDED that

(A)	the Employee has not breached any of the covenants set out in Sections 4, 5 and 6 of this Agreement; and

(B)	termination is not in circumstances of serious misconduct (“motif grave”) or force majeure under Belgian law. For the avoidance of doubt, in the event of automatic termination under Section 3(a)(ii) above in circumstances of serious misconduct (“motif grave”) or force majeure), no severance payment is payable by the Company.

(ii)	The liquidated damages payment will be a sum equal to (for the length of the Required Notice Period):

(A)	the value of the Employee’s Base Salary (as at the rate last set before the date of termination); and

(B)	the value as reasonably calculated by Vesuvius Group S.A. of the Employee’s benefits under the Belgian Service Agreement; and

(C)	his annual Incentive Compensation (such Incentive Compensation to be equal to the annual Incentive Compensation as a percentage of

Base Salary paid to the Employee for the most recent year in which Incentive Compensation was paid.

(d)	Payment of Severance Payment

(i)	One half the payment calculated under Section 3(c) above shall be paid by the Company in a lump sum (less applicable withholding taxes and other customary employee deductions), within 30 days of the date of termination. The remaining sum will be paid in equal monthly instalments, subject to applicable federal, state and local tax withholdings, commencing in the Company payroll period after the month in which the midpoint of the Required Notice Period falls, for the remainder of the Required Notice Period. If the Employee has commenced alternative employment before the payroll date in any month in which such a payment would otherwise be made, the gross base salary earned by the Employee in that month shall be deducted from the gross monthly instalment. The Employee shall notify the Board of Directors promptly upon obtaining new employment, which notice shall include the Employee’s start date and gross monthly base salary. The Company undertakes for itself and its Directors to keep the gross monthly base salary confidential, subject to legal reporting requirements.

(ii)	The Company will deduct from any payment required under Section 3(d)(i) above any and all sums paid to the Employee by Vesuvius Group S.A. following termination or the service of notice of termination of the Belgian Service Agreement. Such sums will be deducted from sums payable under this Agreement in the order in which they fall due for payment.

(e)	It is a pre-condition of any payment under Section 3(d) that the Employee shall have entered into such further agreements as the Company may require for the sole purpose of releasing Cookson Group plc or the Company or Vesuvius Group S.A. or any of its or their subsidiaries or any of their officers and/or employees from any claims the Employee may have arising out of the employment relationship or its termination in any jurisdiction, except for claims relating to workers’ compensation and or unemployment compensation, claims arising after the effective date of the said release agreements and claims relating to any breach of the said release agreements. The Company acknowledges that the said release agreements in compromise or settlement of any claims shall be in compliance with the requirements for the valid waiver of said claims as set forth in the Age Discrimination in Employment Act, 29 U.S.C. sec.621 et seq.

Section 4. Confidentiality.

The Employee shall not, during the term of this Agreement and thereafter, make any Unauthorized Disclosure. For purposes of this Agreement, “Unauthorized Disclosure” shall mean use by the Employee for his own benefit and/or disclosure by the Employee to any person other than a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the

Employee of duties as an employee of the Company or any of its parents, subsidiaries or affiliates or as may be legally required, of any confidential information relating to the Company or prospects of the Company or any of its parents, subsidiaries or affiliates (including, but not limited to, any information and materials pertaining to any proprietary rights); provided however, that such term shall not include the use or disclosure by the Employee, without consent, of any publicly available information (other than information available as a result of disclosure in violation of this Section 5). This confidentiality covenant has no temporal, geographical or territorial restriction. Upon termination of this Agreement, the Employee shall promptly deliver to the Company all materials of a confidential nature relating to the business of the Company or any of its parents, subsidiaries or affiliates which are, directly or indirectly, in the possession or under the control of the Employee.

Section 5. Trade Secrets.

The Employee covenants that he shall, while employed by the Company, assign, transfer and set over to the Company or its designee all right, title and interest in and to all trade secrets, secret processes, inventions, improvements, patents, patent applications, trademarks, trademark applications, copyrights, copyright registrations, discoveries and/or any other developments (hereinafter “Inventions”) which he may thereafter, alone or in conjunction with others, during or outside normal working hours, conceive, make, acquire or suggest at any time which relate to the products, processes, work, research, or other activities of the Company or any of its subsidiaries or affiliates. Any and all Inventions which are of a proprietary nature and which the Employee may conceive, acquire or suggest, either alone or in conjunction with others, during his employment with the Company (whether during or outside normal working hours) relating to or in any way pertaining to or connected with the Company’s business, shall be the sole and exclusive property of the Company or its designee and the Employee, whenever requested to do so by the Company, shall without further compensation or consideration properly execute any and all applications, assignments or other documents which the Company or its designee shall deem necessary in order to apply for and obtain Letters Patent of the United States and/or comparable rights afforded by foreign countries for the Inventions, or in order to assign and convey to the Company or its designee the sole and exclusive right, title and any interest in and to the Inventions. This obligation shall continue beyond the termination of this Agreement with respect to Inventions conceived or made by the Employee during the term of his employment by the Company, and shall be binding upon his assigns, executors, administrators and other legal representatives.

Section 6. Covenants Not to Solicit.

The Employee agrees that during the term of his employment and for a period equivalent to the relevant Required Notice Period (subject to a minimum period of 12 months) after the termination of this Agreement for any reason, the Employee will not, directly or indirectly, (i) attempt to hire any employee of the Company or any affiliate or subsidiary, (ii) assist in such hiring by any other person, (iii) encourage any such employee to terminate his employment with the Company or any affiliate or subsidiary, (iv) encourage any customer of the Company or any affiliate or subsidiary to terminate its relationship with the Company or any affiliate or subsidiary, (v) encourage any supplier of the Company or any affiliate or subsidiary to terminate its relationship with the Company or any affiliate or subsidiary.

Section 7. Remedies.

The Employee acknowledges and agrees that the Company does not have any adequate remedy for a breach or threatened breach by the Employee of any of the provisions of Sections 4, 5 and 6. The Company, in addition to, and not in limitation of, any other rights, remedies or damages available to the Company at law or in equity, shall be entitled to a permanent injunction in order to prevent or restrain any such breach or threatened breach by the Employee or by the Employee’s partners, agents, representatives, servants, employers, employees, and/or any and all persons directly or indirectly acting for or with him.

Section 8. Accounting for Profits.

The Employee covenants and agrees that if he shall violate any of his covenants or agreements under Sections 4, 5 and 6, the Company shall be entitled to an accounting and repayment of all profits, compensation, commissions, remuneration or other benefits that the Employee directly or indirectly has realized and/or may realize as a result of, growing out of, or in connection with, any such violation. These remedies shall be in addition to, and not in limitation of, any injunctive relief or other rights or remedies to which the Company is or may be entitled at law, in equity, or under this Agreement.

Section 9. Reasonableness of Restrictions.

(a)	The Employee has carefully read and considered the provisions of Sections 4, 5 and 6 and having done so, agrees that the restrictions set forth in these Sections, including, but not limited to, the time period of the restrictions set forth in Sections 4, 5 and 6 are fair and reasonable and are reasonably required for the protection of the interests of the Company and its officers, directors and other employees.

(b)	If a court concludes that the restrictive covenant is not enforceable in any respect, the court shall be authorized to modify the scope or duration to the maximum extent deemed reasonable and enforceable by the court.

Section 10. Complete Agreement.

This Agreement supersedes the Employment Agreement dated March 13, 1997 and the letter agreement between the Company and the Employee dated July 22, 1999 and paragraph 10 of the letter agreement also dated July 22, 1999 between Cookson Group plc and the Employee. This Agreement is the final, complete and exclusive statement and expression of the agreement between the Company and the Employee and of all the terms of this Agreement (save for those relating to deferred compensation which are set out in the Amended and Restated Deferred Compensation Agreement dated December 2, 1996 and related agreements), and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This Agreement may not be later modified except by a further writing signed by the parties, and no term of this Agreement may be waived except by a writing signed by the party waiving the benefit of such term.

Section 11. No Waiver.

No waiver by the parties hereto of any default or breach of any term, condition or covenant of this Agreement shall be deemed to be a waiver of any subsequent default or breach of the same or any other term, condition or covenant contained herein.

Section 12. Notices.

All notices, demands or communications required or permitted hereunder shall be in writing. Any notice, demand or other communication given under this Agreement, except for any notice given under Section 3(a), shall be deemed to be given if given in writing (including telecopy or similar transmission) addressed as provided below (or at such other address as the addressee shall have specified by notice to the addresser) and if either (a) actually delivered in fully legible form to such address by telecopy or courier or (b) five (5) days shall have elapsed after the same shall have been deposited in the United States mail, with first-class postage prepaid and registered or certified:

To the Company:	The President
Vesuvius Crucible Company
103 Foulk Road,
Suite 202, Wilmington,
Delaware 19803, USA
USA

To the Employee:	Gian Carlo Cozzani
Avenue Baron d’Huart 232
1950 Kraainem
Belgium

The Employee will send a copy of any notice to the Company to:	The Secretary
Vesuvius Group SA, with an office at,
Mechelsesteenweg, 455B1
B-1950 Kraainem,
Belgium

The Employee will send a copy of any notice to the Company to:	The Secretary
Cookson Group plc
265 The Strand
London WC2R 1DB

Section 13. Severability; Headings.

If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The section and paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or of any part hereof.

Section 14. Governing Law.

This Agreement shall in all respects be construed according to the laws of Illinois, without giving effect to its conflict of law provisions, save where specific reference is made to Belgian law. For the avoidance of doubt, the laws of Illinois only govern Section 3(a) (Termination).

Section 15. Burden and Benefit.

This Agreement shall be binding upon, and shall inure to the benefit of, the Company and the Employee, and their respective heirs, personal and legal representatives, successors and assigns.

Section 16. Counterparts.

This Agreement may be executed in any two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

The parties hereto have executed this Agreement as a sealed instrument as of the day and year first above written.

COMPANY:

By:	/s/ Robert Beeston

Name:	G C Cozzani
Title:	President / CEO Vesuvius

EMPLOYEE:

:	/s/ Gian Carlo Cozzani